# SEC Schedule 13G/A (Amendment No. 25) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pegasystems Inc., CIK 0001013857
CUSIP: 705573103
Title of class of securities: Common Stock, $.01 par value per share (the "Common Stock"), of Pegasystems Inc.
Address of issuer's principal executive offices: 225 Wyman Street, Ste 300, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001032235

## Reporting persons
- TREFLER ALAN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 76,196,950; shared voting power 3,295,006; sole dispositive power 76,196,950; shared dispositive power 3,295,006; aggregate amount beneficially owned 79,491,956 (46% of the class)
  Comment: Sole voting and sole dispositive power consists of (1) 33,096,692 shares of Common Stock held by Mr. Trefler, individually; (2) 10,134,542 shares held by the Alan N. Trefler Grantor Retained Annuity Trust I of 2023, of which Mr. Trefler is the sole trustee; (3) 4,381,472 shares held by the Alan N. Trefler Grantor Retained Annuity Trust II of 2023, of which Mr. Trefler is the sole trustee; (4) 15,000,000 shares held by the Alan N. Trefler Grantor Retained Annuity Trust I of 2024, of which Mr. Trefler is the sole trustee; (5) 12,000,000 shares held by the Alan N. Trefler Grantor Retained Annuity Trust II of 2024, of which Mr. Trefler is the sole trustee; and (6) 1,584,244 shares which Mr. Trefler has the right to acquire within 60 days of March 31, 2025.
  
  Shared voting and shared dispositive power consists of (1) 3,211,006 shares held by the Alan N. Trefler Irrevocable Non-GST Trust of 2022, of which Daniel Sherman and Pamela Trefler are the trustees and of which Mr. Trefler has ability to appoint and remove trustees; and (2) 84,000 shares held by the Trefler Foundation, of which Mr. Trefler is a trustee and shares voting and dispositive power over these shares, but has no pecuniary interest in these shares.
  
  Aggregate amount beneficially owned by the reporting person consists of (1) 33,096,692, shares of Common Stock held by Mr. Trefler, individually; (2) 10,134,542 shares held by the Alan N. Trefler Grantor Retained Annuity Trust I of 2023, of which Mr. Trefler is the sole trustee; (3) 4,381,472 shares held by the Alan N. Trefler Grantor Retained Annuity Trust II of 2023, of which Mr. Trefler is the sole trustee; (4) 15,000,000 shares held by the Alan N. Trefler Grantor Retained Annuity Trust I of 2024, of which Mr. Trefler is the sole trustee; (5) 12,000,000 shares held by the Alan N. Trefler Grantor Retained Annuity Trust II of 2024, of which Mr. Trefler is the sole trustee; (6) 1,584,244 shares which Mr. Trefler has the right to acquire within 60 days of March 31, 2025; (7) 3,211,006 shares held by the Alan N. Trefler Irrevocable Non-GST Trust of 2022, of which Daniel Sherman and Pamela Trefler are the trustees and of which Mr. Trefler has ability to appoint and remove trustees; and (8) 84,000 shares held by the Trefler Foundation, of which Mr. Trefler is a trustee and shares voting and dispositive power over these shares, but has no pecuniary interest in these shares.
  
  The percent of class represented by amount in row (9) was based on 171,102,015 shares of common stock outstanding as of June 30, 2025 plus the 1,584,244 shares which Mr. Trefler has the right to acquire within 60 days of June 30, 2025.

## Item 1. Issuer
Name of issuer: Pegasystems Inc.
Address of issuer's principal executive offices: 225 Wyman Street, Ste 300, Waltham, MA, 02451

## Item 2. Person Filing
Name of person filing: Alan Trefler
Address of principal business office or, if none, residence: c/o Pegasystems Inc., 225 Wyman Street, Ste 300, Waltham, MA 02451
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: An aggregate of 79,491,956 shares of Common Stock, consisting of (1) 33,096,692 shares of Common Stock held by Mr. Trefler, individually; (2) 10,134,542 shares held by the Alan N. Trefler Grantor Retained Annuity Trust I of 2023, of which Mr. Trefler is the sole trustee; (3) 4,381,472 shares held by the Alan N. Trefler Grantor Retained Annuity Trust II of 2023, of which Mr. Trefler is the sole trustee; (4) 15,000,000 shares held by the Alan N. Trefler Grantor Retained Annuity Trust I of 2024, of which Mr. Trefler is the sole trustee; (5) 12,000,000 shares held by the Alan N. Trefler Grantor Retained Annuity Trust II of 2024, of which Mr. Trefler is the sole trustee; (6) 1,584,244 shares which Mr. Trefler has the right to acquire within 60 days of June 30, 2025; (7) 3,211,006 shares held by the Alan N. Trefler Irrevocable Non-GST Trust of 2022, of which Daniel Sherman and Pamela Trefler are the trustees and of which Mr. Trefler has ability to appoint and remove trustees; and (8) 84,000 shares held by the Trefler Foundation, of which Mr. Trefler is a trustee and shares voting and dispositive power over these shares, but has no pecuniary interest in these shares. All share information disclosed in this Schedule 13G reflect the two-for-one forward stock split of Common Stock effected on June 20, 2025.
Percent of class: 46% of the outstanding shares of Common Stock. The foregoing percentage was calculated based on the 171,102,015 shares of Common Stock disclosed by the Issuer as outstanding as of June 30, 2025, and 1,584,244 shares, which Mr. Trefler has the right to acquire within sixty days of June 30, 2025.
Sole power to vote or to direct the vote: Sole power to vote or to direct the vote of 76,196,950 shares.
Shared power to vote or to direct the vote: Shared power to vote or to direct the vote of 3,295,006 shares.
Sole power to dispose or to direct the disposition: Sole power to dispose or to direct the disposition of 76,196,950 shares.
Shared power to dispose or to direct the disposition: Shared power to dispose or to direct the disposition of 3,295,006 shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- TREFLER ALAN: /s/ Alan Trefler, Alan Trefler (08/01/2025)